July 27, 2012

VIA Electronic Mail

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Oil Fund, LP
Form 10-K Filed February 29, 2012 File No. 001-32834

Dear Ms. Borros:

This letter responds to the Securities and Exchange Commission’s (“SEC”) letter of July 17, 2012, with respect to the Form 10-K filed on behalf of the United States Oil Fund, LP (“USOF”), filed with the SEC on February 29, 2012. For convenience, each of your comments is repeated below, with the response immediately following.

Comment 1

We note that you have identified KV Execution Services as your initial authorized purchaser. In future filings, please identify all of your authorized purchasers.

Response

The list of authorized purchasers for USOF as of June 30, 2012 is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K.

Comment 2

Please tell us whether your shareholders receive a Schedule K-1, which reports their allocable portion of tax items. If you provide Schedule K-1s to your shareholders, please include a risk factor in future filings to address the issues investors may face because of the complex tax treatment.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

Response

Unitholders (shareholders) of USOF do receive a Schedule K-1, which reports such unitholder’s allocable portion of tax items. The following new risk factor is being included in the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

USOF is organized and operated as a limited partnership in accordance with the provisions of the LP Agreement and applicable state law, and therefore, USOF has a more complex tax treatment than traditional mutual funds.

USOF is organized and operated as a limited partnership in accordance with the provisions of the LP Agreement and applicable state law. No U.S. federal income tax is paid by USOF on its income. Instead, USOF will furnish unitholders each year with tax information on IRS Schedule K-1 (Form 1065) and each U.S. unitholder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of USOF. This must be reported without regard to the amount (if any) of cash or property the unitholder receives as a distribution from USOF during the taxable year. A unitholder, therefore, may be allocated income or gain by USOF but receive no cash distribution with which to pay the tax liability resulting from the allocation, or may receive a distribution that is insufficient to pay such liability.

In addition to federal income taxes, unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, business franchise taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which USOF does business or owns property or where the unitholders reside. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in USOF. It is each unitholder’s responsibility to file the appropriate U.S. federal, state, local, and foreign tax returns.

Comment 3

We note your disclosure regarding accountability levels. In future filings, please discuss whether the registrant exceeded the accountability levels during the reporting report, and if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Impact of Accountability Levels, Position Limits and Price Fluctuation Limits. Futures contracts include typical and significant characteristics. Most significantly, the CFTC and U.S. designated contract markets such as the NYMEX have established accountability levels and position limits on the maximum net long or net short futures contracts in commodity interests that any person or group of persons under common trading control (other than as a hedge, which an investment by USOF is not) may hold, own or control. The net position is the difference between an individual or firm’s open long contracts and open short contracts in any one commodity. In addition, most U.S.-based futures exchanges, such as the NYMEX, limit the daily price fluctuation for futures contracts. Currently, the ICE Futures Exchange imposes position and accountability limits that are similar to those imposed by U.S.-based futures exchanges but does not limit the maximum daily price fluctuation, while some other non-U.S. futures exchanges have not adopted such limits.

The accountability levels for the Benchmark Oil Futures Contract and other Oil Futures Contracts traded on U.S.-based futures exchanges, such as the NYMEX, are not a fixed ceiling, but rather a threshold above which the NYMEX may exercise greater scrutiny and control over an investor’s positions. The current accountability level for investments for any one month in the Benchmark Oil Futures Contract is 10,000 contracts. In addition, the NYMEX imposes an accountability level for all months of 20,000 net futures contracts for light, sweet crude oil. If USOF and the Related Public Funds exceed these accountability levels for investments in the futures contract for light, sweet crude oil, the NYMEX will monitor such exposure and ask for further information on their activities including the total size of all positions, investment and trading strategy, and the extent of liquidity resources of USOF and the Related Public Funds. If deemed necessary by the NYMEX, it could also order USOF to reduce its position back to the accountability level. In addition, the ICE Futures Exchange maintains the same accountability levels, position limits and monitoring authority for its light, sweet crude oil contract as the NYMEX. As of June 30, 2012, USOF held 13,918 futures contracts for light, sweet crude oil traded on the NYMEX and 2,000 Oil Futures Contracts traded on the ICE Futures Exchange. USOF exceeded accountability levels imposed by the NYMEX during the six months ended June 30, 2012. The maximum number of contracts held during the period was 13,918 CL Futures Contracts on June 30, 2012, exceeding the “any” month limit. No action was taken by the NYMEX. USOF did not exceed accountability levels imposed by the ICE Futures for the period ended June 30, 2012.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

Comment 4

In future filings, please discuss in greater detail the position limits applicable to the registrant. Also discuss, if applicable, whether the registrant reached the position limits during the reporting period and the registrant’s investment strategy as a result of reaching those position limits.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Position limits differ from accountability levels in that they represent fixed limits on the maximum number of futures contracts that any person may hold and cannot allow such limits to be exceeded without express CFTC authority to do so. In addition to accountability levels and position limits that may apply at any time, the NYMEX and the ICE Futures Exchange impose position limits on contracts held in the last few days of trading in the near month contract to expire. It is unlikely that USOF will run up against such position limits because USOF’s investment strategy is to close out its positions and “roll” from the near month contract to expire to the next month contract during a four-day period beginning two weeks from expiration of the contract. For the six months ended June 30, 2012, USOF did not exceed any position limits imposed by the NYMEX and ICE Futures.

On October 18, 2011, the CFTC adopted new rules, which establish position limits and limit formulas for certain physical commodity futures including Oil Futures Contracts and options on Oil Futures Contracts, executed pursuant to the rules of designated contract markets (i.e., certain regulated exchanges) and commodity swaps that are economically equivalent to such futures and options contracts. See “Introduction – Futures Contracts and Position Limits” in this quarterly report on Form 10-Q for information regarding the Dodd-Frank Act.

Comment 5

We note your disclosure that USCF is responsible for paying the custodian fee. However, in the Custodian Agreement, it appears that USOF is responsible for this fee. Please advise. We may have further comments.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

Response

The Custodian Agreement has been amended as of July 20, 2012 making it clear that USCF is responsible for paying the custodian fee. The amendment will be filed as an exhibit to the quarterly report on Form 10-Q for the period ended June 30, 2012.

Comment 6

In future filings, please clarify if USCF is contractually obligated to pay the expenses described in the table on the top of page 11.

Response

Future filings, including the quarterly report on Form 10-Q for the period ended June 30, 2012, will clearly state which fees USCF is contractually obligated to pay.

Comment 7

Please tell us whether you ever need to incur costs to rebalance your portfolio to track your benchmark. If so, please include such expenses in your fee disclosure in future filings.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Such fees include those incurred when purchasing Futures Contracts and options on Futures Contracts when USOF issues units as a result of a Creation Basket, as well as fees incurred when selling Futures Contracts and options on Futures Contracts when USOF redeems units as a result of a Redemption Basket. Such fees are also incurred when Futures Contracts and options on Futures Contracts are purchased or redeemed for the purpose of rebalancing the portfolio.

The expenses incurred will be included in the fee disclosure in the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

Comment 8

In future filings, please separately disclose amounts paid and amounts accrued. Please tell us whether USCF has paid any of USOF’s expenses through December 31, 2011.

Response

USCF did not pay any of USOF’s expenses through December 31, 2011. USOF respectfully notes that it included the referenced expense information to provide context for the general discussion of USOF’s “Business” (Item 1 of Form 10-K, which refers to the requirements of Rule 101 of Regulation S-K). USCF believes that aggregating expenses paid or incurred during a particular period provides investors with useful information about the overall fee ratio of the fund. USCF does not believe it is necessary to separate expenses actually paid during the period as opposed to being accrued; in either case, they were part of the expense ratio of the fund and provide valuable information to investors. USCF does acknowledge that a reasonable investor may want to get a sense of the fund’s future obligations resulting from accrued fees, but we note that USOF’s Statement of Financial Information in the audited financial statements includes a specific section on “Liabilities and Partner’s Capital”, where all fees for which USOF is responsible and which are payable as of the date of the particular Statement of Financial Condition are set forth. In short, we believe the current method of presentation does not violate any SEC rules, and that in its current format provides investor-friendly information.

Comment 9

We note your disclosure on page 48 regarding factors that have impacted or are most likely to impact USOF’s ability to track its Benchmark Futures Contract. We also note your disclosure on page 47 that highlights how USOF has underperformed the benchmark in each of the last three fiscal years. In future filings, please revise your MD&A to discuss known material trends, if any, that will continue to impact USOF’s ability to track the benchmark.

Response

The following information is being added to the quarterly report on Form 10-Q for the period ended June 30, 2012 and will be added to future quarterly reports on Form 10-Q and annual reports on Form 10-K:

USCF anticipates that interest rates will continue to remain at historical lows and therefore, it is anticipated that fees and expenses paid by USOF will continue to be higher than interest earned by USOF. As such, the USCF anticipates that USOF will continue to underperform its benchmark until such a time when interest earned at least equals or exceeds the fees and expenses paid by USOF.

Ms. Sonia G. Barros

Special Counsel

United States Securities and Exchange Commission

July 27, 2012

United States Commodity Funds LLC (the “Company”), as general partner of United States Oil Fund, LP, acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions on the foregoing please do not hesitate to contact Heather Harker, General Counsel – United States Commodity Funds LLC at 804-894-8075 or via email at hharker@unitedstatesoilfund.

Sincerely,

/s/Howard Mah

Howard Mah
Chief Financial Officer
United States Commodity Funds LLC

Cc:	Nicholas D. Gerber
Heather Harker, Esq.
W. Thomas Conner, Esq.